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                              July 12, 2023

       Bill Roeschlein
       Chief Financial Officer
       TIGO ENERGY, INC.
       655 Campbell Technology Parkway, Suite 150
       Campbell, California

                                                        Re: TIGO ENERGY, INC.
                                                            Registration
Statement on Form S-1
                                                            Filed on June 22,
2023
                                                            File No. 333-272832

       Dear Bill Roeschlein:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed June 22, 2023

       General

   1. Revise your prospectus to disclose the price that each selling securityholder paid for the shares and warrants
being registered for resale. Highlight any differences in the current trading price, the
prices that the Sponsor, private placement investors and other selling securityholders
acquired their shares and warrants, and the price that the public securityholders
acquired their shares and warrants. Disclose that while the
                                                        Sponsor, private
placement investors and other selling securityholders may experience a positive rate of return
based on the current trading price, the public securityholders may not experience a
similar rate of return on the securities they purchased due to differences in the purchase prices
and the current trading price. Please also disclose the potential profit the selling
securityholders will earn based on the current trading price. Lastly,
 Bill Roeschlein
FirstName  LastNameBill
TIGO ENERGY,     INC. Roeschlein
Comapany
July       NameTIGO ENERGY, INC.
     12, 2023
July 12,
Page  2 2023 Page 2
FirstName LastName
         please include appropriate risk factor disclosure.
2. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:
             You state on pages 5 that    [f]uture    resales of the common
stock issued in connection
             with the Merger may cause the market price of our securities to drop significantly.
             This statement should be updated given that this prospectus is facilitating those sales.
Cover Page

3. For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.
4. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.
5. We note your disclosure that the each of the warrants has an exercise price of $11.50 and that you "believe the likelihood that the holders will exercise their Warrants...is dependent upon the trading price of our Common Stock." Please revise to also disclose the market price of the underlying securities compared to the exercise price of the warrants, and if the warrants are out the money, please revise to disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary,
         risk factors, and Management   s Discussion and Analysis of Financial
Condition and
         Results of Operations section. As applicable, please also revise your
Management   s
         Discussion and Analysis of Financial Condition and Results of Operations section to describe the impact on your liquidity and the ability of your company to fund your operations on a prospective basis with your current cash on hand. If the company is likely to have to seek additional capital, discuss the effect of this
offering on the company   s
         ability to raise additional capital.
Risk Factors, page 41

6. We note your risk factor "Sales of a substantial number of our securities in the public market by the selling stockholders and/or by our existing stockholders could cause the price of our shares of Common Stock and Warrants to fall." To further illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
62

7. Please expand your discussion here to reflect the fact that this offering involves the
 Bill Roeschlein
TIGO ENERGY, INC.
July 12, 2023
Page 3
      potential sale of a substantial portion of shares for resale and discuss how such sales could
      impact the market price of the company   s common stock. Your discussion
should
      highlight the fact that holders of a significant percentage of your outstanding shares will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sarah Sidwell at 202-551-4733 or Jay Ingram at 202-551-3397 with any other questions.



                                                            Sincerely,
FirstName LastNameBill Roeschlein
                                                            Division of
Corporation Finance
Comapany NameTIGO ENERGY, INC.
                                                            Office of
Manufacturing
July 12, 2023 Page 3
cc:       Laura Katherine Mann
FirstName LastName